Exhibit 21.1

TATTOOED CHEF INC.

LIST OF SUBSIDIARIES

(as of June 2, 2021)

Name of Subsidiary	Country (State)	Percent Ownership
Myjojo, Inc.	United States (Delaware)	100%
Ittella International, LLC	United States (California)	100%
Ittella’s Chef, LLC	United States (California)	100%
Ittella Italy S.R.L.	Italy	100%
New Mexico Food Distributors, Inc.	United States (New Mexico)	100%
Karsten Tortilla Factory, LLC	United States (New Mexico)	100%